Direct Line 852 2680 8805 Direct Fax 852 2680 8860

BY REGISTERED POST

04045598

8 October 2004

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-9, Washington D.C. 20549
U.S.A.

Attn: Ms Sandra Folsom

SUPPL

RECEIVED
2004 OCT 19 A 8:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

**SCMP Group Limited (Exemption No. ~~33-51010~~)**

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

**Announcement on Postponement in Despatch of Circular**

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
OCT 20 2004
THOMSON FINANCIAL

dlw 10/20

pp Vera Leung
Legal Counsel and Company Secretary

Enclosures

CoSec\Project Sunrise 092004\announcement distribution - Postponement

South China Morning Post

Business B3

8 October 2004

# SCMP Group Limited

**SCMP集團有限公司** *

(Incorporated in Bermuda with limited liability)

**(Stock Code: 583)**



## POSTPONEMENT IN DESPATCH OF CIRCULAR

References are made to the announcement of SCMP Group Limited (the "Company") dated 15 September 2004 in relation to a major transaction. More time is required for the finalisation of the Circular. The despatch of the Circular will be postponed. An application has been made to the Stock Exchange to postpone the despatch of the Circular to on or before 12 October 2004.

References are made to the Company's announcement dated 15 September 2004 in relation to a major transaction (the "Announcement"). Terms used herein shall have the same meanings as ascribed thereto in the Announcement.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch to its shareholders a circular (the "Circular") in relation to the major transaction within 21 days after the publication of the Announcement on 16 September 2004, that is, on or before 7 October 2004. More time is required for the finalisation of the Circular. The despatch of the Circular will be postponed. An application has been made to the Stock Exchange to postpone the despatch of the Circular to on or before 12 October 2004.

By order of the Board
**Vera Leung**
*Company Secretary*

Hong Kong, 7 October 2004

*As at the date hereof, the Board comprises Mr. Kuok Khoon Ean (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Mr. Ronald J. Arculli#, Tan Sri Dr. Khoo Kay Peng, Ms. Kuok Hui Kwong, Mr. Peter Lee Ting Chang#, Dr. The Hon. David Li Kwok Po# and Mr. Robert Ng Chee Siong.*

\# *Independent Non-executive Director*

* *For identification purpose only*

Ming Pao Daily News

A16

8 October 2004

# SCMP Group Limited
## SCMP集團有限公司*

（在百慕達註冊成立之有限公司）

（股份代號：583）

*香港聯合交易所有限公司對本公布的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公布全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。*

## 延遲寄發通函

茲提述SCMP集團有限公司（「本公司」）於二零零四年九月十五日就有關主要交易而刊發之公布。通函需要更多時間審定。通函將延遲寄發。已向聯交所提出申請延遲至二零零四年十月十二日或之前寄發通函。

茲提述本公司於二零零四年九月十五日就有關主要交易而刊發之公布（「該公布」）。本公布所用詞彙與該公布所詮釋者具相同涵義。

根據上市規則第14.38條的規定，本公司須於該公布在二零零四年九月十六日刊登後二十一天內，即於二零零四年十月七日或之前，寄發有關主要交易之通函（「通函」）予其股東。通函需要更多時間審定。通函將延遲寄發。已向聯交所提出申請延遲至二零零四年十月十二日或之前寄發通函。

承董事會命
*公司秘書*
**梁慧寶**

香港，二零零四年十月七日

*於本公布日期，董事會成員包括郭孔演先生（主席）、Roberto V. Ongpin先生（副主席）、夏佳理先生#、邱繼炳博士、郭惠光女士、利定昌先生#、李國寶博士#及黃志祥先生。*

*# 獨立非執行董事*

** 僅供識別*